ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

David C. Sullivan 617-951-7362 617-477-7723 fax david.sullivan@ropesgray.com

October 21, 2019

BY EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Anu Dubey

Re:	Preliminary Proxy Statement of Dryden Capital Fund L.P., et al. for:

PIMCO Municipal Income Fund (“PMF”) (File No. 811-10377)

PIMCO California Municipal Income Fund (“PCQ”) (File No. 811-10379)

PIMCO New York Municipal Income Fund (“PNF”) (File No. 811-10381)

PIMCO Municipal Income Fund II (“PML”) (File No. 811-21076)

PIMCO California Municipal Income Fund II (“PCK”) (File No. 811-21077)

PIMCO New York Municipal Income Fund II (“PNI”) (File No. 811-21078)

PIMCO Municipal Income Fund III (“PMX”) (File No. 811-21187)

PIMCO California Municipal Income Fund III (“PZC”) (File No. 811-21188)

(each, a “Fund” and, collectively, the “Funds”)

  Dear Ms. Dubey:

On behalf of our clients, the Funds, we are writing to bring to the Staff’s attention what we believe are material misstatements contained in the preliminary proxy statement filed on October 15, 2019 (the “Dryden Proxy”) by Dryden Capital Fund, LP, Dryden Capital, LLC, Dryden Capital GP, LLC, T. Matthew Buffington, Matthew C. Leavitt (collectively, “Dryden”) and Derrick A. Clark with respect to the 2019 annual meeting of shareholders of the Funds. The Funds believe that, absent corrections to certain statements made in these proxy materials, the Dryden Proxy is materially misleading to the Funds’ shareholders in violation of Rule 14a-9 (“Rule 14a-9”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These concerns are set forth below. We note that our concerns noted in items 3-8 below are substantially similar to concerns that we raised in our letter to you, dated October 31, 2018, relating to statements included in Dryden’s preliminary proxy statement filed on October 23, 2018 with respect to the 2018 annual meeting of shareholders of the Funds.

U.S. Securities and Exchange Commission	- 2 -

1.

The Dryden Proxy contains false and misleading statements regarding Trustee appointments effective after the election of Mr. Buffington at the Funds’ 2018 annual shareholder meeting. The Dryden proxy contains the following statements:

●

“Preferred Shareholders also made their voice heard by successfully electing T. Matthew Buffington to one of the two Preferred Trustee positions at last year’s annual meeting. However, PIMCO responded to his election by increasing the size of the board by two and adding back the Preferred Trustee that the Preferred Shareholders voted to replace. Thus, we are asking our fellow Preferred Shareholders to refute PIMCO’s attempts to dilute our collective voice. . .” (emphasis added)

●

“On December 20, 2018, PIMCO responded to Mr. Buffington’s election by increasing the size of the Boards of each Fund by two seats and reappointing Mr. Kertess or Mr. Rappaport (as relevant) as a Trustee to each of the Boards along with newly appointed Sarah Cogan (effective January 1, 2019).” (emphasis added)

These statements contain untrue statements of fact and unsupported and misleading claims about PIMCO’s motives.

First, we note that, as a factual matter, PIMCO does not have the authority to increase the size of the Funds’ Boards or appoint Trustees to the Funds. Instead these actions must be taken by the Funds’ Boards of Trustees, and, in fact, were unanimously approved by the Board of each Fund, including all of the Trustees who are not interested persons of PIMCO (“Independent Trustees”), on December 12, 2018, prior to the December 19, 2018 annual shareholder meeting (the “2018 Shareholder Meeting”).

Second, we note that, contrary to Dryden’s claims, the Board’s appointment of Sarah Cogan as an Independent Trustee of the Funds was unrelated to the election of Mr. Buffington at the Funds’ 2018 shareholder meeting. The Board appointed Ms. Cogan as an Independent Trustee as part of the Trustees’ long-term and ordinary course succession planning. The Board of each Fund and the Boards of other PIMCO-sponsored closed-end funds approved Ms. Cogan’s appointment on December 13, 2018, prior to Mr. Buffington’s election at the 2018 Shareholder Meeting.

Third, we note that Dryden’s unsupported assertion that the appointments of Ms. Cogan and Messrs. Kertess or Rappaport (as applicable) reflect PIMCO’s “attempts to dilute… [the] collective voice” of preferred shareholders is both factually inaccurate and an attempt to impugn the character of PIMCO and the Board, by alleging an unsupported and speculative motive behind these appointments. As an initial matter, we believe this statement is misleading, as it does not take into account the fiduciary duties applicable to Fund Trustees. All Trustees (not only those elected solely by preferred shareholders) vote on matters relating to the preferred shares and have a fiduciary duty to act in the best interest of the Funds and all of their shareholders, both common and preferred. As such, adding one or more additional Trustees that continue to have a fiduciary duty to act in the best interest of all shareholders, including preferred shareholders, does not have the effect of diluting the collective voice of preferred shareholders. Furthermore, as a factual matter and as noted above, these appointments were effected by action of the Board (and not PIMCO), and the appointment of Ms. Cogan was unrelated to the election of Mr. Buffington. With respect to the appointments of Messrs. Kertess and Rappaport, the Board was not motivated by a desire to “dilute” the voice of Mr. Buffington or preferred shareholders. Instead, the Trustees desired to retain the valuable experience and expertise of Messrs. Kertess and Rappaport, who have served as Trustees of the Funds (and other PIMCO-managed funds) for

U.S. Securities and Exchange Commission	- 3 -

many years, including as Chairman of the Board (with respect to Mr. Kertess prior to January 1, 2019) and Chairman of the Performance Committee (with respect to Mr. Rappaport). As noted in the Funds’ 2018 proxy statement, the Trustees believe that Messrs. Kertess and Rappaport are experienced and highly qualified individuals who have a strong history of actively supporting the interests of the Funds and all of their shareholders. Furthermore, we note that the Trustees’ ability to increase the size of the Board and appoint Messrs. Kertess and Rappaport in the event that they were not re-elected by the preferred shareholders of the Funds was clearly disclosed in the Funds’ 2018 proxy statement, and was approved by the Board of each Fund on December 13, 2018.

In light of the inaccurate, unsupported and speculative language noted above, we believe that Dryden’s statements are false and materially misleading under Rule 14a-9 and point to the example in Note b. thereto in support of our position—“[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.”

2.

The Dryden Proxy erroneously states that “Dryden has owned shares of PIMCO continuously since 2016.” This statement is false: Dryden has not, and does not, own shares of PIMCO. Instead, Dryden holds Auction Rate Preferred Shares (“ARPS”) of the Funds.

3.

The Dryden Proxy contains false and misleading statements regarding the actions taken by Pacific Investment Management Company LLC (“PIMCO”) and the Funds’ Boards of Trustees (collectively, the “Board”) to provide liquidity to holders of the Funds’ Auction Rate Preferred Shares (“ARPS”). The Dryden Proxy includes the following statements:

●

“We are writing to you today because we believe that a new trustee and another advocate for the holders of ARPS is needed to spearhead meaningful changes at PIMCO to address the Funds’ refusal to provide liquidity to holders of ARPS.” (emphasis added)

●

“Thus, we are asking our fellow Preferred Shareholders to refute PIMCO’s attempts to dilute our collective voice and elect a trustee to the Boards to advocate for real liquidity for the holders of the ARPS.” (emphasis added)

Contrary to Dryden’s claim that the Funds have “refused” to provide liquidity to their ARPS holders, each Fund concluded a tender offer in 2018, pursuant to which holders of ARPS were given an opportunity to tender up to 100% of their ARPS. While Dryden chose not to participate in these tender offers, the tender offers provided real liquidity to ARPS holders, as evidenced by the fact that more than $200 million in ARPS were tendered in the aggregate across all Funds and a substantial holder of each Fund’s ARPS tendered 100% of its holdings. Accordingly, Dryden’s statements above are false and misleading. We also note that the Funds’ Trustees (including preferred share Trustees) have a fiduciary duty to act in the best interests of the Funds, and in carrying out this duty, they must consider the interests of all shareholders, both common and preferred. The Funds do not have a legal or contractual obligation to provide liquidity to the holders of the Funds’ ARPS (except in certain limited circumstances). Thus, while the Trustees may consider the provision of liquidity to ARPS holders, this is only one of many factors the Trustees consider when overseeing the Funds’ use of leverage.

U.S. Securities and Exchange Commission	- 4 -

4.

The Dryden Proxy contains misleading statements about available financing alternatives to the Funds ARPS. The Dryden Proxy states that, with respect to the Funds’ ARPS, “there are better financing alternatives available to the Fund.” We believe this is misleading, as it presents an unsupported opinion as an unqualified statement of fact. Dryden offers no factual foundation to support its assertion that other financing alternatives are “better” for the Funds than the ARPS. Without any supporting analysis, Dryden presents a conclusory statement that is implicitly based on Dryden’s predictions of the value that alternative financing options may provide to the Funds. Accordingly, we believe this statement is false or misleading under Rule 14a-9, and point to the example in Note a. thereto in support of our position—“[p]redictions as to specific future market values.”

To determine that replacing all or a portion of a Fund’s ARPS with an alternative form of leverage is in the best interest of the Fund requires a careful analysis of current and projected market conditions and interest rates, as well as the costs, risks, terms and conditions associated with each form of alternative financing. In this regard, at each quarterly Board meeting, the Board receives and reviews detailed information from PIMCO (one of the world’s premier fixed income investment managers) and asks questions regarding the Funds’ use of leverage and the risks associated with different leverage alternatives. Furthermore, in 2018, PIMCO recommended, and the Trustees approved, a discounted ARPS tender offer for each Fund at 85% of the ARPS’ liquidation preference, contingent upon the successful issuance of Variable Rate Municipal Term Preferred Shares (“VMTPS”). PIMCO and the Board approved the conditional tender offers, in part, because they believed the discounted tender price was sufficiently accretive to common share NAV to help offset costs of the tender offers and the increased financing costs to the Funds, as well as to compensate for the loss of the valuable permanency and other benefits of the ARPS. Moreover, as discussed further below, PIMCO and the Board believe that the price of the tender was reasonable and in the Funds’ and shareholders’ best interests.

5.

The Dryden Proxy contains numerous false and misleading statements regarding the background of Dryden’s solicitation and communications with the Funds’ Trustees and officers. In the section titled “Background to the Solicitation” the Dryden proxy statement includes the following statements:

●

“On April 17, 2018, Dryden began expressing its concerns about the ARPS to representatives of PIMCO who are not members of the Board (“Management”). Management’s responses to our concerns lacked substance.” (emphasis added)

●

“On July 20, 2018 PIMCO announced the tender offer at 85% of Par [sic] and on July 23, 2018, PIMCO subsequently e-mailed Dryden offering a phone call with members of Management (but denied Dryden’s request to involve the Preferred Trustees).” (emphasis added)

●

“On August 21, 2018, after not responding to all our previous attempts to engage, the Funds’ Preferred Trustees finally requested to meet with Dryden. Dryden accepted that same day.…The meeting occurred August 30, 2018 and Dryden again, did not receive responses to simple questions about the ARPS.” (emphasis added)

U.S. Securities and Exchange Commission	- 5 -

●

“At the Joint Annual Meeting held December 19, 2018, Preferred Shareholders elected T. Matthew Buffington to one of the two Preferred Trustee positions on each of the Boards, replacing Hans W. Kertess for PMF, PML, PNI, PCQ, PCK, PNF and Alan Rappaport for PMX and PZC.”

●

“On June 18, 2019, Dryden verbally notified the Funds’ Boards that it was exploring the possibility of nominating another candidate for the Preferred Trustee position for election at the upcoming joint annual meeting.’

●	“On September 10, 2019, Dryden sent its formal notice nominating Derrick A. Clark for election.”

Certain of these statements individually contain material omissions and untrue statements of fact, and collectively amount to misleading attempts to impugn the character of the Board and PIMCO. In particular, we point to the following:

●

In April 2018, after Dryden informed PIMCO of its intent to advocate for a liquidity event for the ARPS, PIMCO requested that Dryden enter into a non-disclosure agreement (“NDA”) with PIMCO and Funds. This request was consistent with the Funds’ and PIMCO’s practice when engaging in discussions with other ARPS holders, as good faith discussions or negotiations involving a potential liquidity event for the ARPS are likely to involve the provision by PIMCO/the Funds of material non-public information (i.e., the price of a potential tender offer). Absent Dryden’s entry into a non-disclosure agreement, the provision of material non-public information to Dryden as a Fund shareholder would involve a violation of Regulation FD under the Securities Act of 1933.  Dryden refused to enter into an NDA, which significantly limited PIMCO’s ability to respond to Dryden’s inquiries or engage in meaningful discussions regarding possible liquidity opportunities for the ARPS. Dryden’s proxy statement is misleading for failure to disclose this key information.

●

On June 20, 2018, management at PIMCO responded to and acknowledged Dryden’s request for a meeting. At that time, PIMCO and the Funds were engaged in discussions with Wells Fargo, a significant holder of the Funds’ ARPS, regarding potential tender offers. These discussions were subject to an NDA. As noted above, because Dryden had refused to enter into an NDA on substantially the same terms, PIMCO was unable to engage in more detailed discussions with Dryden at that time regarding the Funds’ ARPS.

●

On July 23, 2018, PIMCO scheduled a meeting with Dryden, because the Funds’ tender offers had been publicly announced, such that PIMCO was able to engage in more substantive discussions with Dryden and openly respond to their questions about the Funds’ ARPS.

●

The Board, including the Trustees elected by the Funds’ preferred shares (the “Preferred Share Trustees”), were kept apprised of PIMCO’s communications with Dryden throughout the process. Once the tender offers were announced and PIMCO had engaged in additional conversations with Dryden, the Preferred Share Trustees responded to Dryden’s request for a meeting.

U.S. Securities and Exchange Commission	- 6 -

●

On August 30, 2018, certain of the Funds’ Trustees met with and provided information to Dryden and responded to all questions regarding the Board’s ongoing review of the Funds’ use of leverage, including the Board’s current view of the ARPS and considerations in approving the tender offers. Dryden’s assertion that they were met with a “refusal to answer simple questions” is patently false.

●

Between the 2018 Shareholder Meeting and September 10, 2019 (the date Dryden sent its formal notice to the Funds nominating Derrick A. Clark for election), PIMCO has continued to provide detailed information and engage in discussions with the Funds’ Trustees, including Mr. Buffington, at each quarterly meeting, regarding the Funds’ use of leverage, financing costs and available alternatives to the Funds’ ARPS. During this period, PIMCO has responded to numerous questions and requests from the Trustees, including Mr. Buffington, regarding the Funds, use of leverage and the ARPS.

In light of the omissions and factual inaccuracies noted above, we believe that Dryden’s statements are false and materially misleading under Rule 14a-9 and point to the example in Note b. thereto in support of our position—“[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.” Dryden’s decision to omit pertinent information regarding (i) PIMCO’s request to enter into an NDA and (ii) the extensive discussions of leverage and the Funds ARPS that have taken place since Mr. Buffington’s election reflect a clear intent to cast PIMCO and the Board as unresponsive to and dismissive of ARPS holders.

In fact, PIMCO was responsive to Dryden and willing to engage in good faith discussions with Dryden, subject to the execution of a customary and reasonable NDA. This is evidenced by PIMCO’s negotiations with Wells Fargo that took place over the same period. The Board was kept apprised of PIMCO’s communications with Dryden, and both PIMCO and the Funds’ Preferred Share Trustees met with, and provided information to Dryden promptly once the tender offers were publicly announced. Furthermore, since Mr. Buffington’s election, PIMCO has continued to provide detailed information to the Trustees at each quarterly Board meeting and engage in discussions with the Trustees, including Mr. Buffington, regarding the Funds’ use of leverage, financing costs, and available alternatives to the Funds’ ARPS. PIMCO and the Trustees continue to actively monitor the Funds’ use of leverage, consistent with their fiduciary duties to act in the best interest of the Funds and all of their shareholders, both common and preferred.

U.S. Securities and Exchange Commission	- 7 -

6.	The Dryden Proxy contains misleading statements regarding the value of the ARPS in the secondary market. The Dryden Proxy includes the following statements:

●

“Last year’s tender offer, announced on July 20, 2018 and completed on September 11, 2018, for the ARPS at 85% of their liquidation preference was, in our opinion, inadequate. Not only was the tender offer price below the level where the ARPS were trading in the secondary market, it was also significantly below the price where PIMCO’s peers have provided liquidity to their own ARPS Shareholders.” (emphasis added)

●

“On July 25, 2018, Dryden held a call with Management, discussed the tender offer dated July 20, 2018, and expressed Dryden’s displeasure with the price; the tender offer price was below recent prices seen in the secondary market . . .” (emphasis added)

We believe these statements are misleading, because they are unsupported and omit material information regarding the secondary market for the Funds’ ARPS. Notably, the secondary market for the Funds’ ARPS is generally limited to privately negotiated transactions, which may involve varying quantities of shares (for example, Dryden’s own transaction history included as Schedule I to the Dryden Proxy, where transaction sizes ranged from one share up to 25 shares). In contrast, the Funds each offered their ARPS holders an option to tender up to 100% of their ARPS. Accordingly, we believe it is misleading to compare the price for ARPS sold in private transactions for varying quantities to the price of a tender offer for up to 100% of the Fund’s outstanding ARPS. Therefore, we believe that Dryden’s assertion that the tender offer price was “below the level” where ARPS were trading in the secondary market is materially misleading.

Furthermore, we note that Dryden has provided no supporting data for its statements regarding the prices at which the Funds’ ARPS traded in secondary market. In this regard, we note that PIMCO, through discussions with current and former ARPS holders, had obtained information in 2018 suggesting that 85% of the ARPS’ liquidation preference was in line with certain other transactions involving the ARPS on/around the same period as the tender offers. In addition, the fact that each Fund received participation from Wells Fargo and other ARPS holders may suggest that higher prices in the secondary market were not readily available for those who tendered ARPS in the quantities they desired and suggests that 85% of the ARPS’ liquidation preference was a reasonable price. Therefore, we believe the language in the Dryden Proxy should be revised to reflect that only some transactions in the secondary market for ARPS may have been above the tender offer price offered by the Funds.

7.	The Dryden Proxy contains false and misleading statements that overstate Dryden’s holdings of the Funds’ ARPS.

●	The Dryden Proxy states that “Dryden beneficially owns a total of 147 shares of Auction Rate Preferred Stock, $25,000 liquidation preference per share of each of the Funds (‘ARPS’).”

Dryden does not own 147 shares of ARPS of each Fund, but rather, owns 147 shares of ARPS across all eight Funds. For example, with respect to PCK, Dryden holds only two shares of ARPS. Accordingly, the Dryden Proxy materially overstates Dryden’s holdings of ARPS of each Fund. By aggregating its positions, Dryden presents incomplete and misleading information regarding its beneficial ownership position in respect of each Fund.

U.S. Securities and Exchange Commission	- 8 -

8.

The Dryden proxy contains inaccurate and misleading information regarding the alignment of Dryden’s interests with the interests of other shareholders. In the section titled “Reasons for the Solicitation,” the Dryden Proxy states:

“In our opinion, our ownership aligns us well with the interests of the holders of ARPS because we share their economic risks and would share in their economic upside if the Funds prosper from our strategic vision for liquidity.” (emphasis added)

The underlined statement above is materially misleading, because it implies that Dryden will benefit from ARPS liquidity only if the Funds prosper. In fact, ARPS holders may experience significant economic upside from a liquidity event that is detrimental to the Funds as whole (i.e., ARPS may be replaced with financing that is more costly, subject to additional risks, and/or associated with covenants that are more restrictive to the Funds’ portfolio management).

We urge the Staff to consider carefully the issues and concerns raised and require Dryden to make appropriate corrections to their proxy statement. If you have any questions or comments on this letter, please contact the undersigned at (617) 951-7362.

Respectfully submitted,

/s/ David C. Sullivan

David C. Sullivan